Shareholder Information Agreement
(Under Rule 22c-2(a) (2) of the Investment Company Act of 1940)

This Agreement is effective as of the ______day of ___________, 2012, by and between Waddell & Reed, Inc. (“W&R”), as principal underwriter for the Ivy Funds Variable Insurance Portfolios (the “Portfolios”) and Protective Life Insurance Company (“Intermediary”) on behalf of the segregated asset accounts identified in Exhibit A to Participation Agreement between the parties (the “Separate Accounts”).

Shareholder Information

1.           Agreement to Provide Information. Intermediary agrees to provide W&R or the Portfolios, upon written request, the taxpayer identification number (“TIN”), if known, of any or all Shareholder(s) of the account and the amount, date, name or other identifier of any investment professional(s) associated with the Shareholder(s) or account (if known), and transaction type (purchase, redemption, transfer, or exchange) of every Shareholder-Initiated Transaction through an account maintained by the Intermediary during the period covered by the request.

1.1
Period Covered by Request. Requests must set forth a specific period, not to exceed 120 days from the date of the request, for which Shareholder Initiated Transaction information is sought. W&R may request transaction information older than 120 days from the date of the request as it deems necessary to investigate compliance with policies established by the Portfolios for the purpose of eliminating or reducing any dilution of the value of the outstanding shares issued by the Portfolios.

1.2
Form and Timing of Response. Intermediary agrees to transmit the requested information that is on its books and records to the Portfolios or its designee promptly, but in any event not later than ten (10) business days, after receipt of a request. If the requested information is not on the Intermediary’s books and records, Intermediary agrees to: (i) provide or arrange to provide to the Portfolio the requested information from shareholders who hold an account with an indirect intermediary; or (ii) if directed by the Portfolio, block further purchases of Portfolio Shares from such indirect intermediary.  In such instance, Intermediary agrees to inform the Portfolio whether it plans to perform (i) or (ii). Responses required by this paragraph must be communicated in writing and in a format mutually agreed upon by the parties. To the extent practicable, the format for any Shareholder Initiated Transaction information provided to the Portfolio should be consistent with the NSCC Standardized Data Reporting Format. For purposes of this provision, an “indirect intermediary” has the same meaning as in SEC Rule 22c-2 under the Investment Company Act.

1.3	Limitations on Use of Information. The Portfolios agree not to use the information received for marketing or any other similar purpose without the prior written consent of the Intermediary.

2.
Agreement to Restrict Trading. Intermediary agrees to execute written instructions from the Portfolios to restrict or prohibit further Shareholder-Initiated Transactions by a Shareholder that has been identified by the Portfolios as having engaged in transactions of the Portfolio’s Shares (directly or indirectly through the Intermediary’s account) that violate policies established by the Portfolios for the purpose of eliminating or reducing any dilution of the value of the outstanding Shares issued by the Portfolio.

2.1
Form of Instructions. Instructions must include the TIN, if known, and the specific restriction(s) to be executed. If the TIN is not known, the instructions must include an equivalent identifying number of the Shareholder(s) or account(s) or other agreed upon information to which the instruction relates.

2.2	Timing of Response. Intermediary agrees to execute instructions as soon as reasonably practicable, but not later than five (5) business days after receipt of the instructions by the Intermediary.

2.3
Confirmation by Intermediary. Intermediary must provide written confirmation to the Portfolio that instructions have been executed.  Intermediary agrees to provide confirmation as soon as reasonably practicable, but not later than ten (10) business days after the instructions have been executed.

3.           Definitions.  For purposes of this paragraph:

3.1
The term “Portfolio” includes the Portfolio’s principal underwriter and transfer agent. The term not does include any “excepted funds” as defined in SEC Rule 22c-2(b) under the Investment Company Act of 1940.

3.2
The term “Shares” means the interests of Shareholders corresponding to the redeemable securities of record issued by the Portfolio under the Investment Company Act of 1940 that are held by the Intermediary.

3.3.	The term “Shareholder” means the holder of interests in a variable annuity or variable life insurance contract issued by the Intermediary.

3.4
The term “Shareholder-Initiated Transaction” means a transaction that is initiated or directed by a Shareholder that results in a transfer of assets within a Contract into or out of a Portfolio, but does not include transactions that are executed: (i) automatically pursuant to a contractual or systematic program or enrollments such as transfer of assets within a Contract to a Portfolio as a result of “dollar cost averaging” programs, insurance company approved asset allocation programs, or automatic rebalancing programs; (ii) pursuant to a Contract death benefit; (iii) pursuant to a Contract death benefit as a one-time step-up in Contract value; (iv) to allocate assets to a Portfolio through a Contract as a result of payments such as loan repayments, scheduled contributions, retirement plan salary reduction contributions, or planned premium payments to the Contract; (v) as pre-arranged transfers at the conclusion of a required free look period; (vi) automatically pursuant to a contractual or systematic program or enrollments such as transfer of assets within a Contract out of a Portfolio as a result of annuity payouts, loans, systematic withdrawal programs, insurance company approved asset allocation programs and automatic rebalancing programs; (vii) as a result of any deduction or charge or fees under a Contract; (iii) within a Contract out of a Portfolio as a result of scheduled withdrawals or surrenders from a Contract; or (viii) as a result of payment of a death benefit from a Contract.

3.5	The term “written” includes electronic writings and facsimile transmissions.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed in their names and on their behalf by and through their duly authorized officers, as of the day and year first above written.

               PROTECTICE LIFE INSURANCE COMOPANY

By: _____________________________________

Name: __________________________________

Title: ___________________________________

Date: ___________________________________

           WADDELL & REED, INC.

By: _____________________________________

Date: ___________________________________